UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT

Pursuant to Regulation A of the Securities Act of 1933

For the fiscal year ended December 31, 2022

MASTERWORKS 209, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12126

Delaware	88-4316346
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

225 LIBERTY STREET, 29TH FLOOR, NEW YORK, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Part II.

2

Part II.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Annual Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Annual Report, whether as a result of new information, future events or otherwise.

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MASTERWORKS 209, LLC

Financial Statements

For the Period October 17, 2022 Through December 31, 2022

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Independent auditor’s report

To the Board of Managers and Members of

Masterworks 209, LLC,

Opinion

We have audited the accompanying financial statements of Masterworks 209, LLC (a Delaware Limited Liability Company), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, member’s equity, and cash flows for the period then ended, and the related notes to the financial statements (collectively referred to as “the financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Masterworks 209, LLC as of December 31, 2022, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Masterworks 209, LLC and to meet out other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Masterworks 209, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgement and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Masterworks 209, LLC’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about Masterworks 209, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

AGD Legal, S. C.

Cancun, Quintana Roo

April 28, 2023

F-1

MASTERWORKS 209, LLC

BALANCE SHEET

As of December 31, 2022

ASSETS

Current Assets:
Cash and Cash Equivalents	$-
Receivable from affiliate	100
Total Current Assets	100

Total Assets	$100

LIABILITIES AND MEMBER’S EQUITY

Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-
Other amounts due to affiliates	-
Total Current Liabilities	-

Total Liabilities	$-

Member’s Equity:
Membership interests, not represented by shares	100
Class A Ordinary shares, -0- shares issued and outstanding as of December 31, 2022	-
Class A Preferred shares, -0- shares issued and outstanding as of December 31, 2022	-
Class B Ordinary shares, -0- shares issued and outstanding as of December 31, 2022	-
Class C Ordinary share, -0- shares issued and outstanding as of December 31, 2022	-

Total Member’s Equity	100

Total Liabilities and Member’s Equity	$100

The accompanying notes are an integral part of these financial statements.

F-2

MASTERWORKS 209, LLC

STATEMENT OF OPERATIONS

For the Period October 17, 2022 Through December 31, 2022

Income:
Royalty fee	$-

Total Income	-

Expenses:
Share-based compensation - management services fees	-

Total Expenses	-

Net Loss	$-

Net Loss per Class A Ordinary Share, Basic and Diluted	$-

Weighted Average Number of Class A Ordinary Shares Outstanding, Basic and Diluted	-

The accompanying notes are an integral part of these financial statements.

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MASTERWORKS 209, LLC

  STATEMENT OF MEMBER’S EQUITY

	Membership Interests		Class B Ordinary Shares
Total
		Contributed		Contributed	Member’s
	Interests	Capital	Shares	Capital	Equity
Balance at October 17, 2022	-	$-	-	$	$

Membership interests issued upon entity formation	100	100	-	-	100

Conversion of membership interests upon entry into the Amended and Restated Operating Agreement	-	-	-	-	-

Net loss	-	-	-	-	-

Balance at December 31, 2022	100	$100	-	$-	$100

The accompanying notes are an integral part of these financial statements.

F-4

MASTERWORKS 209, LLC

STATEMENT OF CASH FLOWS

For the Period October 17, 2022 Through December 31, 2022

Cash Flows from Operating Activities:
Net loss	$-
Adjustments to reconcile net loss to net cash used in operating activities
Changes in operating assets and liabilities:
Other amounts due to affiliates	-

Net Cash Used in Operating Activities	-

Cash Flows from Financing Activities:
Proceeds from issuance of membership interests	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-

Net Cash Provided by Financing Activities	-

Net Change in Cash and Cash Equivalents	-

Cash and Cash Equivalents, beginning of period	-

Cash and Cash Equivalents, end of period	$-

Non cash investing and financing activities:
Conversion of membership interests to Class B ordinary shares	$-

The accompanying notes are an integral part of these financial statements.

F-5

MASTERWORKS 209, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 209, LLC (“Company”) was formed as a Delaware limited liability company to purchase a painting by Yayoi Kusama (the “Artwork”). On January 18, 2023, the Company commenced an offering pursuant to the exemption from registration afforded by Regulation A (the “Offering”) of membership interests represented by 26,350 of the Company’s Class A shares to third-party investors for $20.00 per share, or aggregate offering proceeds of $527,000. As of December 31, 2022, no subscriptions had been closed by the Company.

All of the proceeds from the Offering will be used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay a true-up to Masterworks Gallery, LLC (“Gallery”) equal to 11% of the purchase price of the Artwork, which is intended to be reasonable compensation for Gallery’ services, capital commitment and outlay in sourcing and acquiring the Artwork. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Member’s Liability – The Company is organized as a Delaware limited liability company. As such, the liability of the member of the Company for the financial obligations of the Company is limited to the member’s contribution of capital.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account. The Company does not hold any cash equivalents.

Concentration of Credit Risk – The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

Earnings (loss) per Class A Ordinary Share – Basic earnings (loss) per share is calculated by dividing income (loss) available to Class A shareholders by the weighted-average Class A shares outstanding during the period. Fully diluted earnings per share will include in the denominator Class A shares issuable upon conversion of Class B shares, if any, in any period in which the Company does not report a loss from continuing operations. Diluted net loss per share is the same as basic net loss per share for the period since the effect of potentially dilutive securities is anti-dilutive given the net loss of the Company.

F-6

MASTERWORKS 209, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes – The Company is a limited liability company taxed as a partnership and thus is generally not subject to federal or state income taxes. Accordingly, the Company’s taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

Unsettled subscriptions and investor subscription deposits – The unsettled subscriptions and investor subscription deposits consists of amounts received from potential investors that might be settled in the form of the issuance of Class A shares at an undetermined future date. Amounts not settled to Class A shares by the time of the final closing are returned to the investor.

Organizational and Offering Costs – The Company’s expenses are paid by the Administrator pursuant to a Management Services Agreement under which the Administrator will receive a management services fee, payable quarterly in arrears. The management services fee will be payable in the form of additional membership interests represented by Class A preferred shares and will be accounted for as a management fee expense and an equity issuance in the Company’s financial statements. Organizational and offering costs of the Company were paid by the Administrator and its affiliates on behalf of the Company.

Organizational and offering costs include all expenses relating to the formation of the Company, the qualification of the Offering, and the marketing and distribution of Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the Offering; and registration and qualification of the sale of Class A shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s financial statements. See Note 3, which summarizes certain financial statement information of the Administrator.

F-7

MASTERWORKS 209, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – Members’ equity is comprised of four types of membership interests: Class A Ordinary shares, Class A Preferred shares, Class B Ordinary shares and a Class C Ordinary share:

Class A Preferred shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class A Ordinary shares and Class B Ordinary shares. If and to the extent the holders of Class A Preferred shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A Ordinary shares shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class B Ordinary shares. If and to the extent the holders of both the Class A Preferred shares and the Class A Ordinary shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A Preferred shares and Class A Ordinary shares are entitled to 80% of such excess funds available for distribution and the Class B Ordinary shares are entitled to the remaining 20% of such excess funds, provided, that such amounts would be proportionately adjusted if any or all of the Class B Ordinary shares had been converted to Class A Ordinary shares prior to the sale of the Artwork. Any Class A Preferred shares owned by the Administrator have no voting rights. The authorized number of Class A Ordinary shares is limited to 26,350 plus (i) the number of Class A Ordinary shares which may be issued upon conversion of the Class A Preferred shares, plus (ii) shares which may be issued upon conversion of Class B Ordinary shares. The number of Class A Preferred Shares shall be limited to the number of Class A Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (“the Management Services Agreement”). Class A Preferred shares may be convertible into Class A Ordinary shares, in whole or in part, at any time prior to the consummation of the sale of the Artwork, for no additional consideration. Each Class A Preferred shares will automatically convert to one Class A Ordinary share upon any transfer of such Class A Preferred shares to an entity that is not an affiliate of the Administrator. All Class A Ordinary shares have certain limited voting and approval rights, generally including the issuance of additional shares, and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B Ordinary shares held by Gallery are entitled to 20% of the excess amount, if any, available for distribution to members following a sale of the Artwork after the holders of Class A Preferred and Class A Ordinary shares have received $20 per share. In addition, prior to a sale of the Artwork, Class B Ordinary shares may be converted into Class A Ordinary shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A Ordinary and B Ordinary shares. Any increase in value of the Class A Ordinary shares would potentially dilute earnings per share in the future. The authorized number of Class B Ordinary shares is limited to the number of Class B Ordinary shares set forth on the Balance Sheet. The convertible Class B Ordinary shares have no specified exercise date, exercise price, or expiration. Class B Ordinary shares have no voting rights.

Class C Ordinary share has no economic or voting rights, but would enable the holder thereof, if any, to remove, replace or reconstitute the Board of Managers. The Class C Ordinary Share, if issued, may be issued to an affiliated entity of the Company that has raised capital from unaffiliated third party investors to invest in a diversified collection of artwork, which may include an investment in the Company’s Class A Ordinary shares.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the artwork title to the buyer.

F-8

MASTERWORKS 209, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

2. RELATED PARTY TRANSACTIONS

The Administrator contractually provides management services to the Company. The management services fee is paid by issuing Class A Preferred shares to the Administrator at a rate of 1.5% of the total Class A Ordinary shares and Class A Preferred shares outstanding (excluding shares issuable upon conversion of Class B Ordinary shares) per annum. The Class A Preferred shares are issued using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable. No management services fees are payable for the period prior to the closing of 95% of the Offering.

The management services fee covers all ordinary operating costs of the Company; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of the Company vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement. The Management Services Agreement also provides that any Class A Preferred shares issuable in connection with the management service fee are subject to cliff vesting on December 31, 2025, with the possibility of extending or shortening such vesting period upon certain conditions. The company recognizes the management services fees expense at the time of issuance of the related Class A preferred shares as the requisite service period is considered completed.

The Company is party to a Management Services Agreement with the Administrator, in which the Administrator pays the Company for the rights to commercialize the Artwork for the duration of the operations of the Company. The Company receives de minimous royalty income from the Administrator by the end of each fiscal year.

All balances and transactions denoted as to or from “affiliate” on the accompanying balance sheet, statement of operations, and statement cash flows represent related party transactions.

3. ADMINISTRATOR SUMMARY FINANCIAL INFORMATION

The Company is not expected to maintain a material amount of cash and will be entirely dependent upon the Administrator to perform administrative services and to pay ordinary ongoing costs and expenses to maintain the Artwork and manage the Company’s operations. The table below summarizes selected unaudited financial information of the Administrator:

December 31, 2022
Assets
Current assets	$15,609,290
Property and equipment, net	891,603
Deposits	125,101
Other assets	1,891,429
Total assets	$18,517,423

Liabilities
Current liabilities	$3,603,662
Long-term liabilities	1,464,522
Total liabilities	$5,068,184

Member’s Equity
Total member’s equity	$13,449,239

F-9

MASTERWORKS 209, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets, has no employees, and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the financial statements requires the use of estimates by management. Although the Artwork is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of Class A preferred shares representing membership interests in the Company. The value of artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork estimated by management has no impact on the number of Class A shares issued.

The Company is subject to an exceptionally high level of concentration risk. The Company’s single Artwork can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since December 31, 2022 and reflected their effects, if any, in these statements through April 28, 2023, the date the financial statements were available to be issued and a summary of material events occurring subsequent to December 31, 2022 is set forth below.

The Company issued Class A Ordinary shares subsequent to year end. Such issuances did not exceed the number of Class A Ordinary shares authorized as disclosed in Note 1.

On February 23, 2023 the Company obtained shares of a segregated portfolio of Masterworks Cayman, SPC (the “SPC”), a Cayman Islands segregated portfolio company. The Company owns 100 Class 209 shares of the SPC, which represents 100% ownership of the 209 Segregated Portfolio (the “Segregated Portfolio”). On the same date, the Company acquired the Artwork for $475,000 through the Segregated Portfolio.

On January 10, 2023, 100% of the membership interests of the Company were converted into Class B ordinary shares.

F-10

Item 8. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on January 10, 2023).*
2.2	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on January 10, 2023).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A filed on January 10, 2023).*
6.1	Form of Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on January 10, 2023).*
6.2	Form of Intercompany Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on January 10, 2023).*
6.3	Private Purchase Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on January 10, 2023).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 209, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	April 28, 2023
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	April 28, 2023
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	April 28, 2023
Joshua B. Goldstein

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